UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2013.
OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934.

Commission file number 1-12551

A.           Full title of the Plan:

Cenveo 401(k) Savings and Retirement Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
200 First Stamford Place
Stamford, CT 06902

Audited Financial Statements and Supplemental Schedules Cenveo 401(k) Savings and Retirement Plan Year Ended December 31, 2013 With Report of Independent Registered Public Accounting Firm

Cenveo 401(k) Savings and Retirement Plan

Table of Contents

Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Cenveo 401(k) Savings and Retirement Plan (Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of: (1) Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 and (2) Schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP
Harrison, New York
June 30, 2014

Cenveo 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
ASSETS
Investments, at fair value
Common/collective trusts	$227,106,754	$213,110,021
Mutual funds	110,989,701	100,248,970
Cenveo common stock	7,839,508	7,264,873
Total investments	345,935,963	320,623,864

Receivables
Notes receivable from participants	9,371,093	9,525,952
Employee contributions	413,905	390,415
Employer contributions	2,885	—
Total receivables	9,787,883	9,916,367
Non-interest bearing cash	37	13,596
Total assets	355,723,883	330,553,827

LIABILITIES
Accrued administrative expenses	25,756	67,814
Net assets reflecting investments at fair value	355,698,127	330,486,013
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(777,825)	(1,985,982)

Net Assets Available for Benefits	$354,920,302	$328,500,031

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
ADDITIONS
Contributions
Employer	$55,592
Employee	13,445,214
Rollover	5,152,774
Total contributions	18,653,580

Investment income
Net appreciation in fair value of investments	50,511,259
Interest and dividend income	4,250,526
Total investment income	54,761,785
Total additions	73,415,365

DEDUCTIONS
Distributions to participants	46,337,407
Administrative expenses	657,687
Total deductions	46,995,094
Net increase	26,420,271

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	328,500,031

End of year	$354,920,302

See notes to financial statements

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

1.           Description of the Plan

The following description of the Cenveo 401(k) Savings and Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was adopted effective March 1, 1994, and is a profit sharing plan with a deferral feature of Cenveo, Inc. ("Company"). The Plan includes nonunion and certain eligible union employees that are not leased employees and have become eligible according to their collective bargaining agreements. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan's trustee, Mercer Trust Company ("Mercer").

Nonunion and certain eligible union employees that are not leased employees and who are expected to work 1,000 hours in a Plan year, or if they are expected to complete 1,000 hours of service in a consecutive 12-month period, become eligible to participate in the Plan on the first day of the month following 30 days of service with the Company. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and up to certain dollar amounts as limited by the Internal Revenue Service ("IRS"). Participants who have attained the age of 50 before the end of the Plan year are eligible to make a catch up contribution. Participants may also contribute amounts representing rollover distributions from qualified retirement plans. The Company makes non discretionary matching contributions to the Plan in accordance with their respective union agreements. The Company may make discretionary matching contributions for nonunion employees who are active as of December 31 and have completed 1,000 hours of service or terminated during the year after reaching age 65 or due to death or disability.

Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances or specific participant transactions.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All participants are 100% vested in their contributions plus actual earnings thereon. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company contributions become fully vested. Vesting schedules for union participants are in accordance with their applicable union agreements. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.

Investment Options

Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

Notes Receivable from Participants

Under the current Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested interest in their account. Such loans bear interest at the prime rate (as published in The Wall Street Journal) as of the first business day of the month in which the loan is made plus 1%. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to 10 years. Outstanding loans for acquired participants have been transferred into the Plan at their respective interest rates and due dates.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Payment of Benefits

Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or if their account balance is greater than $5,000, they can leave their account balance in the Plan until normal retirement age. The Plan provides for hardship distributions if certain conditions are met.

Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Fees related to the administration of the notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Forfeitures

Upon termination by a participant, Company contributions that have not vested are forfeited and used to offset future administrative expenses or Company contributions. At December 31, 2013, and 2012, forfeited non-vested non-participant directed accounts totaled $1,785,210 and $2,047,037, respectively. During 2013, Company contributions were reduced by $231,207 and administrative expenses were reduced by $237,687 from forfeited non-vested accounts.

Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

Risk and Uncertainties

The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds, Cenveo common stock or common collective trust funds. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurement

The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan's investments are recorded in the financial statements at fair value based on published market values, except for certain common/collective trusts, which are recorded at contract value. Purchases and sales are recorded on a trade-date basis. Interest income is on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments in the statement of changes in net assets available for benefits includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Participant loans are recorded at their unpaid principal balance plus any accrued but unpaid interest, and are classified as notes receivable from participants. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

3.           Income Tax Status

The Plan has received a determination letter from the IRS dated July 14, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("Code") and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely then not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations prior to December 31, 2010.

4.           Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012

Mutual Funds:
PIMCO Total Return Fund	$26,212,792	$32,885,728
T. Rowe Price Blue Chip Growth Fund	36,019,872	27,561,625
Harbor International Fund	24,248,165	23,280,267
Common/Collective Trusts:
State Street Global Advisors Target 2025	18,572,764	*
State Street Global Advisors Target 2030	18,873,091	*
Pyramis Index Lifecycle 2020	*	17,669,334
Northern Trust S&P 500 Index Fund	53,705,576	45,999,255
Putnam Stable Value Fund	59,375,922	64,271,266

* Investments represent less than 5% of the Plan's net assets available for benefits.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2013, as follows:

Common/collective trusts	$31,257,806
Mutual funds	17,633,433
Cenveo common stock	1,620,020
$50,511,259

Fully Benefit-Responsive Investment Contracts

At December 31, 2013 and 2012, the Plan invested in a fully benefit-responsive investment contract called the Putnam Stable Value Fund. This fund maintains its contributions in a common/collective trust. The investment contracts are included in the financial statements at fair value; however, since this contract is fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily withdraw or transfer all or a portion of their investment in these funds at contract value.

The fair value of the Putnam Stable Value Fund at December 31, 2013, and 2012, was $60,153,747 and $66,257,248, respectively. For the years ended December 31, 2013, and 2012, the crediting interest rates were approximately 1.9% and 2.0%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. The average yield rates were approximately 1.9% and 2.4% for the plan years ended December 31, 2013, and 2012, respectively.

5.           Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total
Common/collective trusts
Lifecycle funds	$—	$86,101,368	$—	$86,101,368
Stable value funds	—	60,153,747	—	60,153,747
Balanced funds	—	80,851,639	—	80,851,639
Total common/collective trusts	—	227,106,754	—	227,106,754
Mutual funds
Stock funds	110,085,805	—	—	110,085,805
Fixed income funds	903,896	—	—	903,896
Total mutual funds	110,989,701	—	—	110,989,701
Common stock	7,839,508	—	—	7,839,508
Total investments, at fair value	$118,829,209	$227,106,754	$—	$345,935,963

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Fair Value Measurement Using Input Type
	Level 1	Level 2	Level 3	Total
Common/collective trusts
Lifecycle funds	$—	$77,632,251	$—	$77,632,251
Stable value funds	—	66,257,248	—	66,257,248
Balanced funds	—	69,220,522	—	69,220,522
Total common/collective trusts	—	213,110,021	—	213,110,021
Mutual funds
Stock funds	99,851,032	—	—	99,851,032
Fixed income funds	397,938	—	—	397,938
Total mutual funds	100,248,970	—	—	100,248,970
Common stock	7,264,873	—	—	7,264,873
Total investments, at fair value	$107,513,843	$213,110,021	$—	$320,623,864

The Plan’s mutual fund and common stock investments are measured at fair value, and are classified within Level 1 of the fair value hierarchy. The fair value of these investments are based on quoted market prices in active markets. The Plan’s common/collective trusts are classified as Level 2 as they are valued based on quoted prices in active markets and other observable inputs. The valuation techniques used to measure the fair value of the fully benefit-responsive investment contract that is included within the common/collective trusts category is described in Note 4.

6.           Party-in-Interest Transactions

Certain Plan investments are managed by Mercer. Mercer is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan held 2,278,927 and 2,690,694 shares of the Company’s common stock with fair values of $7,839,508 and $7,264,873 as of December 31, 2013, and 2012, respectively.

A separate account is maintained by Mercer which receives payments from certain funds pursuant to a written agreement with the Company. Under the agreement, the Company can use the amounts in the account to pay for administrative expenses incurred by the Plan. The account is not considered a Plan asset. Any unused amounts may be deposited in the Plan and allocated to participants. These transactions are considered allowable party-in-interest transactions. During 2013, $63,056 was used to reduce administrative expenses.

Cenveo 401(k) Savings and Retirement Plan
Notes to Financial Statements

7.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2013	2012
Net assets available for benefits per the financial statements	$354,920,302	$328,500,031
Deemed distributions	(1,375,143)	(1,280,600)
Net assets available for benefits per the Form 5500	$353,545,159	$327,219,431

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

Distributions to participants per the financial statements	$46,337,407
Change in deemed distributions	94,543
Distributions to participants per the Form 5500	$46,431,950

8.           Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

Cenveo 401(k) Savings and Retirement Plan

Supplemental Schedule December 31, 2013

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)		EIN#: 84-1250534 Plan #: 001
	(c) Description of
	Investment, Including
(b) Identity of Issue,	Maturity Date, Rate of Interest, Collateral, Par or	(e) Current
(a) Borrower, Lessor, or Similar Party	Maturity Value	Value
Mutual Funds:
T. Rowe Price Institutional Large Cap Core Growth Fund	1,559,977	$36,019,872
Harbor International Fund	341,475	24,248,165
Harding Loevner International Small Company Fund	34,378	481,289
Dupont Capital Emerging Markets Fund	34,996	318,111
Vanguard Extended Market Index Fund	214,207	13,441,497
Neuberger & Berman Genesis Fund	151,278	9,364,079
Federated Total Return Bond Fund	83,002	903,896
PIMCO Total Return Fund	2,452,085	26,212,792
* Cenveo Common Stock	2,278,927	7,839,508
Common/Collective Trusts:
Putnam Stable Value Fund	59,375,922	59,375,922
State Street Global Advisors Target Retirement Fund	158,384	2,293,711
State Street Global Advisors Target Retirement 2010 Fund	290,605	4,589,529
State Street Global Advisors Target Retirement 2015 Fund	699,472	11,943,477
State Street Global Advisors Target Retirement 2020 Fund	1,028,791	18,572,764
State Street Global Advisors Target Retirement 2025 Fund	1,010,715	18,873,091
State Street Global Advisors Target Retirement 2030 Fund	708,284	13,533,191
State Street Global Advisors Target Retirement 2035 Fund	400,184	7,702,744
State Street Global Advisors Target Retirement 2040 Fund	235,865	4,568,462
State Street Global Advisors Target Retirement 2045 Fund	98,987	1,917,679
State Street Global Advisors Target Retirement 2050 Fund	102,444	1,984,040
State Street Global Advisors Target Retirement 2055 Fund	9,239	122,680
Columbia Trust Small and Mid Cap Growth Fund	316,132	10,362,820
Wellington Quality Value CIF II Portfolio Fund	1,207,428	16,783,243
Northern Trust S&P 500 Index Fund	287,134	53,705,576
		345,158,138
* Notes Receivable from Participants	4.25% - 11.00%**	9,371,093
		$354,529,231
* Represents a party-in-interest as defined by ERISA
** Maturing from January 2014 through July 2030

See report of independent registered public accounting firm

Cenveo 401(k) Savings and Retirement Plan

Supplemental Schedule December 31, 2013

Schedule H, Line 4j—Schedule of Reportable Transactions					EIN#: 84-1250534 Plan #: 001

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain/(loss)
Category (i) - Single Transaction in Excess of 5% of the Current Value of the Plan Assets
Mercer Trust Company	State Street Global Advisors Target Retirement 2020 Fund	$16.69	$—	$18,203,686	$18,203,686	$—
Mercer Trust Company	State Street Global Advisors Target Retirement 2025 Fund	16.95	—	17,152,384	17,152,384	—
Mercer Trust Company	Pyramis Index Lifecycle 2020	—	11.64	14,702,762	18,203,686	3,500,924
Mercer Trust Company	Pyramis Index Lifecycle 2025	—	11.82	13,622,837	17,153,041	3,530,204

There were no category (ii), (iii) or (iv) reportable transactions during the year ended December 31, 2013.

See report of independent registered public accounting firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2014	Cenveo 401(k) Savings and Retirement Plan

/s/ Scott J. Goodwin
Scott J. Goodwin
Chief Financial Officer